                                                --------------------------------
                                                         OMB APPROVAL
                                                --------------------------------
                                                OMB Number: 3235-0145
                                                --------------------------------
                                                Expires: October 31, 2002
                                                --------------------------------
                                                Estimated average burden hours
                                                per response ... 10.7
                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*


                             InterVoice-Brite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   461142 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                   December 31, 2002 (Voluntary Early Filing)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461142 10 1

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Daniel D. Hammond
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                            5         SOLE VOTING POWER

        NUMBER OF                     1,973,086
          SHARES          ------------------------------------------------------
       BENEFICIALLY         6         SHARED VOTING POWER
         OWNED BY
           EACH                       -0-
        REPORTING         ------------------------------------------------------
          PERSON            7         SOLE DISPOSITIVE POWER
           WITH
                                      1,973,086
                          ------------------------------------------------------
                            8         SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,973,086
--------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES   [ ]

--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.63% based on 35,054,907 shares of common stock outstanding as of
             July 19, 2002.
--------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

ITEM 1(a). NAME OF ISSUER: InterVoice-Brite, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 17811 Waterview Parkway, Dallas, Texas 75252

ITEM 2(a). NAME OF PERSON FILING: Daniel D. Hammond (1)

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 17811 Waterview Parkway, Dallas, Texas 75252

ITEM 2(c). CITIZENSHIP: USA

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, without Par Value

ITEM 2(e). CUSIP NO.: 461142 10 1

ITEM 3. If this statement is filed pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         a. [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

         b. [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

         c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

         d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         e. [ ]   An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E);

         f. [ ]   An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

         g. [ ]   A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

         h. [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         j. [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


--------------------------------------------------------------------------------

(1) Mr. Hammond is the former Chairman of the Board and Chief Executive Officer of InterVoice-Brite, Inc. He is currently employed as Technical Advisor for InterVoice-Brite, Inc.

ITEM 4. OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

         a.       Amount Beneficially Owned: 1,973,086 (2)

         b.       Percent of class: 5.63% (3)

         c.       Number of shares as to which such person has:

                  i.       Sole power to vote or to direct the vote: 1,973,086
                           (2) (4)

                  ii.      Shared power to vote or to direct the vote:  0

                  iii. Sole power to dispose or to direct the disposition of: 1,973,086 (2) (4)

                  iv. Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


--------------------------------------------------------------------------------

(2) Includes 977,600 shares not outstanding but subject to currently exercisable stock options, 28,838 shares held by his spouse and 342 shares in InterVoice-Brite, Inc.'s 401(k) Employee Savings Plan.

(3) Based on 35,054,907 shares of Common Stock outstanding as of July 19, 2002.

(4) Mr. Hammond does not have the power to vote or to direct the vote of the 342 shares that he holds indirectly through the 401(k) plan. Additionally, Mr. Hammond shares with his spouse the right to vote and dispose of the shares owned by his spouse.

ITEM 10. CERTIFICATIONS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 26, 2002
                                        ----------------------------------------
                                                         (Date)

                                        By:      /s/  Daniel D. Hammond
                                        ----------------------------------------
                                                      (Signature)

                                                    Daniel D. Hammond
                                        ----------------------------------------
                                                      (Name/Title)